May 7, 2009

Via U.S. Mail and facsimile at 917-777-3360

Daniel E. Stoller, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Re: Enzon Pharmaceuticals, Inc. ("Enzon" or "the Company")
Preliminary Proxy Statement on Schedule 14A filed April 28, 2009
File No. 000-12957

Dear Mr. Stoller:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>General</u>

1. We note that you have created a box on the front cover page identifying this filing as a preliminary consent revocation statement. As you are aware, the definition of proxy in Rule 14a-1(f) includes consents which may take the form of failure to object or to dissent. Please advise us to what consideration has been given to revising the front cover page to conform to that of form Schedule 14A. See Rule 14a-6(m) in Schedule 14A.

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are

available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Reasons to Reject the DellaCamera Consent Solicitation

The Board believes that the DellaCamera Proposals are unnecessary and disruptive, page 3

3. Please provide a basis for your statement that, "The Board believes that the DellaCamera Proposals result from a several year campaign against Mr. Buchalter and the Company and are designed to further the DellaCamera Group's own interests."

Effectiveness of Consents, page 9

4. Please disclose how the issuer intends to notify security holders of when the consent revocation solicitation expires.

Solicitation of Consent Revocations

Cost and Method, page 10

5. We note that you intend to solicit proxies via electronic mail, personally, telephonically, via Internet or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
May 7, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from each of the participants acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Mike Rosenthall at 202.551.3674 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                          Sincerely,

                                          Perry J. Hindin
                                          Special Counsel
                                          Office of Mergers and Acquisitions